Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2013 and for the six months then ended and related notes included elsewhere in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2012 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Forward-Looking Statements

The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “may,” “believe,” “will,” “projects,” “expects,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience , that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report on Form 20-F.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A.	RESULTS OF OPERATIONS

Six months Ended June 30,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income per ordinary share)

	2013	2012
Statement of Income Data:
Revenues:

Products	15,816	15,516
Services	29,564	27,258
Total Revenues	45,380	42,774
Cost of revenues:
Products	9,198	9,280
Services	21,343	19,074
Amortization of intangible assets	-	121
Total Cost of Revenues	30,541	28,475
Gross profit	14,839	14,299
Operating Expenses:

Research and development, net	1,470	1,389
Sales and marketing expenses	4,894	4,445
General and administrative	4,653	4,808
Amortization of intangible assets	510	1,005
Total operating income	3,312	2,652
Financial expenses, net	598	927
Other income (expenses)	7	(9)
Income before tax on income	2,721	1,716
Taxes on income	467	546
Income after taxes on income	2,254	1,170
Equity in gains (losses) gains of affiliate	182	(81)
Income from continuing operations	2,436	1,089
Loss from discontinued operations, net	-	700
Net income (loss)	2,436	389
Net income attributable to non-controlling interest	658	24
Net income attributable to Pointer Telocation Ltd. Shareholders	1,778	365
Basic net earnings per share attributable to Pointer Telocation Ltd. shareholders	0.32	0.07
Diluted net earnings per share attributable to Pointer Telocation Ltd. shareholders	0.32	0.07
Basic weighted average number of shares outstanding (in thousands)	5,556	4,865
Diluted weighted average number of shares outstanding (in thousands)	5,556	4,865

Six Months Ended June 30, 2013 Compared with Six Months Ended June 30, 2012

Revenues.  Revenues increased by $2.6 million or 6%, from $42.8 million in the six months ending June 30 2012 to $45.4 million in the six months ending June 30, 2013.

The revenues from the sale of our products increased by $0.3 million, or 2%, from $15.5 million in the six months ending June 30, 2013 to $15.8 million in the six months ending June 30, 2012. This increase is primarily attributable to an increase in the sales of our operations conducted through the Cellocator segment of our business.

The revenues from our services increased by $2.3 million, or 8%, from $27.3 million in the six months ending June 30, 2012 to $29.6 million in the six months ending June 30, 2013. Approximately $0.8 million is attributable to the NIS revaluation against the U.S dollar by 3% during the period.

Revenues from our services in the six months ending June 30, 2013 accounted for 65% of our total revenues as compared with 64% in the six months ending June 30, 2012.

Our international revenues in the six months ending June 30, 2013 accounted for 27% of total revenues same as in the six months ending June 30, 2012.

Cost of Revenues. Our cost of revenues increased by $2 million to $30.5 million for the six months ending June 30, 2013 as compared to $28.5 million for the same period in 2012. This increase is associated with an increase in our cost of services due to increase of revenues from our services while gross profit decreased mainly as a result of the price erosion in the Israeli market.

Gross Profit. Our gross profit increased to $14.8 million in the six months ending June 30, 2013, as compared to $14.3 million for the same period in 2012. As a percentage of total revenues gross profit accounted for 32.6% in the six months ending June 30, 2013 compared to 33.4% in the six months ending June 30, 2012. Our gross margin on products sales in the six months ending June 30, 2013 was 42% compared to 40% in the six months ending June 30, 2012 due to an increase in sales of our products in the Cellocator segment in the six month period ended June 30, 2013. Gross margins in services were approximately 28% in the six months ending June 30, 2013 as compared to 30% in the six months ending June 30, 2012. Gross margins decreased mainly as a result of the price erosion in the Israeli market.

Research and Development Costs. Research and development expenses were $1.4 million in the six months ending June 30, 2013 and 2012.

Sales and Marketing Expenses. Sales and marketing costs increased by $0.5 million to $4.9 million in the six months ending June 30, 2013 from $4.4 million in the six months ending June 30, 2012. The increase is due to the increase in sales and marketing efforts in Israel, the United States and Mexico.

General and Administrative Expenses. General and administrative expenses decreased by $0.1 million to $4.7 million in the six months ending June 30, 2013 from $4.8 million in the six months ending June 30, 2012.

Amortization of Intangible Assets and Impairment of Long Lived Assets. Amortization of intangible assets and impairment of long lived assets was $0.5 million in the six months ending June 30, 2013, as compared to $1 million in the six months ending June 30, 2012.

Operating Profit. As a result of the foregoing, we recorded in the six months ending June 30, 2013 a $3.3 million operating profit, compared to an operating profit of $2.6 million in the six months ending June 30, 2012.

Financial Expenses (Net). Financial expenses decreased from $0.9 million in the six months ending June 30, 2012 to $0.6 million in the six months ending June 30, 2013.

Taxes on income.  Taxes on income were $0.5 million in the six months ending June 30, 2013 same as in the six months ending June 30, 2012. The effective tax rate for the six months ended June 30, 2013, was 17% as compared to 32% for the six months ended June 30, 2012.

Equity in losses (gains) of our Brazilian affiliate. In the six months ending June 30, 2013, we recorded equity in gains of the Brazilian affiliate, Pointer do Brazil Commercial S.A., in the amount of $182 thousands compared to equity in losses of $81 thousands in the six months ending June 30, 2012. The increase is due to increase in the results of the Brazilian affiliate.

Loss from discontinued operations, net. In the six months ending June 30, 2012, As a result of the sale of T.M.C. Technologies Systems L.P., we recorded loss from discontinued operation of $0.7 million.

Net Income from continuing operations. We recorded net income of $2.4 million in the six months ending June 30, 2013 and $1 million in the six months ending June 30, 2012.

Net Income attributable to non-controlling interests.  We recorded net income attributable to non-controlling interests in the amount of $0.7 million in the six months ending June 30, 2013, compared to $24 thousands in the six months ending June 30, 2012.

Net Income attributable to Pointer shareholders. In the six months ending June 30, 2013, we recorded a net income of $1.8 million, compared to $0.4 million in the six months ending June 30, 2012.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the New Israeli Shekel (“NIS”), and to a lesser extent between the U.S. Dollar and the Argentine Peso, the Mexican Peso, the Euro and the Brazilian Real.

During the six months ended June 30, 2013, the exchange rate of the U.S. Dollar in relation to the NIS decreased by 2.6% and the Israeli Consumer Price Index (“CPI”) increased by 1.3% (during the six months ended June 30, 2012 there was a increase of 2.86% in the exchange rate of the U.S. Dollar in relation to the NIS and an increase of 0.97% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our U.S. Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the U.S. Dollar.

Regarding our operations in Argentina and the fact that most of the revenues of our subsidiary Pointer Localizacion Y Asistencia S.A (“PLA”) are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between the U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of PLA and as a consequence, on the results of our operations. From January 1, 2013 to June 30, 2013, the value of the Argentinean Peso increased by approximately 9.6% against the U.S. dollar. From January 1, 2013 until August 1, 2013 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 4.876 and 5.5236 Pesos to the Dollar.

Regarding our operations in Mexico and the fact that most of PRM's revenues are not denominated in U.S. Dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between the U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of our Mexican subsidiary, Pointer Recuperacion de Mexico, SA de CV and as a consequence, on the results of our operations. From January 1, 2013 to June 30, 2013, the value of the Mexican Peso increased by approximately 0.45% against the U.S. dollar. From January 1, 2013 until August 1, 2013, the U.S. Dollar – Mexican Peso exchange rate fluctuated between 11.9733 and 13.3484 Pesos to the Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2013, we had a negative working capital of $8.8 million, our current assets to current liabilities ratio was 75% and we had cash and cash equivalents of $2.4 million and an unused credit facility of $4.4 million. We believe that we have access to sufficient capital to meet our requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir. As of June 30, 2013 we are in compliance with the financial covenants of our credit facilities.

In the six months ended June 30, 2013, net cash provided by our continuing operating activities amounted to $3.4 million as compared to net cash provided from continuing operating activities of $4.1 million in the six months ended June 30, 2012. The decrease was primarily attributable to an increase in the working capital in the six months ended June 30, 2013.

In the six months ended June 30, 2013, net cash used in our continuing investment activities was $1.6 million as compared to $5.7 million in the six months ended June 30, 2012. The decrease was primarily attributable to Shagrir’s purchase of K.S. Operations Ltd. and Shagrir’s purchase of an additional 15% of the issued share capital of its Romanian subsidiary in the six months ended June 30, 2012.

In the six months ended June 30, 2013, net cash used in financing activities was $3 million as compared to net cash provided by financing activities of $2.4 million in the six months ended June 30, 2012. The decrease was primarily attributable to a decrease in short term bank credit in the six months ended June 30, 2013 and decrease in receipt of long term loans from banks.